Exhibit 99.1

Chemomab Therapeutics Ltd. and its subsidiaries Interim Condensed Consolidated Financial Statements As of June 30, 2024 (Unaudited)

Chemomab Therapeutics Ltd.
and its subsidiaries

Interim Condensed Consolidated Financial Statements as of June 30, 2024 (Unaudited)

Chemomab Therapeutics Ltd.
and its subsidiaries

Interim Condensed Consolidated Balance Sheets (Unaudited)

In USD thousands (except for share amounts)

		June 30,	December 31,
	Note	2024	2023

Assets

Current assets
Cash and cash equivalents		5,036	9,292
Short term bank deposits		7,691	10,492
Restricted cash		74	76
Other receivables and prepaid expenses		654	1,037

Total current assets		13,455	20,897

Non-current assets
Long term prepaid expenses		472	559
Property and equipment, net		276	303
Operating lease right-of-use assets		341	392

Total non-current assets		1,089	1,254

Total assets		14,544	22,151

Current liabilities
Trade payables		1,113	516
Accrued expenses		2,546	3,423
Employee and related expenses		540	823
Operating lease liabilities		109	76

Total current liabilities		4,308	4,838

Non-current liabilities
Operating lease liabilities - long term		251	316

Total non-current liabilities		251	316

Commitments and contingent liabilities	3

Total liabilities		4,559	5,154

Shareholders' equity (*)

Ordinary shares no par value - Authorized: 4,650,000,000 shares as of June 30, 2024 and 650,000,000 shares as of December 31, 2023;		-	-
Issued and outstanding: 287,183,800 Ordinary shares as of June 30, 2024 and 284,094,700 as of December 31, 2023;		-	-

Additional paid in capital		106,162	105,675
Accumulated deficit		(96,177)	(88,678)

Total shareholders’ equity		9,985	16,997
Total liabilities and shareholders’ equity		14,544	22,151

The accompanying notes are an integral part of the interim condensed consolidated financial statements.
(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries

Interim Condensed Consolidated Statements of Operations (Unaudited)

In USD thousands (except for share and per share amounts)

	Three months	Three months	Six months	Six months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
Operating expenses

Research and development	2,928	5,020	6,080	11,907

General and administrative	840	3,175	1,736	5,337

Total operating expenses	3,768	8,195	7,816	17,244

Financing income, net	137	259	317	576

Loss before taxes	3,631	7,936	7,499	16,668

Taxes on income	-	34	-	55

Net loss for the period	3,631	7,970	7,499	16,723

Basic and diluted loss per Ordinary Share (*)	0.013	0.036	0.026	0.076
Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	286,080,133	221,674,130	285,111,876	221,338,951

The accompanying notes are an integral part of the interim condensed consolidated financial statements.
(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Equity (Unaudited)

In USD thousands (except share amounts)

Ordinary Shares (*)(**)		Additional paid in capital	Accumulated Deficit	Total Shareholders’ equity
Number	USD	USD	USD	USD

For the Six-month period ended on June 30, 2024

Balance as of January 1, 2024	284,094,700	-	105,675	(88,678)	16,997
Share-based compensation	-	-	191	-	191
Issuance of shares	285,260	-	11	-	11
Net loss for the period	-	-	-	(3,868)	(3,868)
Balance as of March 31, 2024	284,379,960	-	105,877	(92,546)	13,331

Share-based compensation	-	-	164	-	164
Issuance of shares	2,803,840	-	121	-	121
Net loss for the period	-	-	-	(3,631)	(3,631)
Balance as of June 30, 2024	287,183,800	-	106,162	(96,177)	9,985

(*) Ordinary shares no par value
(**) 1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Equity (Unaudited)

In USD thousands (except share amounts)

Ordinary Shares (*)(**)		Treasury Share		Additional paid in capital	Accumulated Deficit	Total Shareholders’ equity
Number	USD	Number	USD	USD	USD	USD

For the six-month period ended on June 30, 2023

Balance as of January 1, 2023	232,636,700	-	(11,640,460)	(1,218)	101,260	(63,819)	36,223
Share-based compensation	-	-	-	-	484	-	484
Net loss for the year	-	-	-	-	-	(8,753)	(8,753)
Balance as of March 31, 2023	232,636,700	-	(11,640,460)	(1,218)	101,744	(72,572)	27,954

Share-based compensation	-	-	-	-	639	-	639
Issuance of shares, net of issuance expenses	15,422,000	-	-	-	1,368	-	1,368
Net loss for the year	-	-	-	-	-	(7,970)	(7,970)
Balance as of June 30, 2023	248,058,700	-	(11,640,460)	(1,218)	103,751	(80,542)	21,991

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

(*) Ordinary shares no par value
(**) 1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

In USD thousands

Six months	Six months
ended	Ended
June 30,	June 30,
2024	2023

Cash flows from operating activities
Net loss for the period	(7,499)	(16,723)

Adjustments for operating activities:
Depreciation	27	32
Share-based compensation	355	1,123
Change in other receivables and prepaid expenses (short and long term)	470	811
Change in operating leases	19	(6)
Change in trade payables	597	659
Change in accrued expenses	(877)	(875)
Change in employees and related expenses	(283)	307
	308	2,051
Net cash used in operating activities	(7,191)	(14,672)

Cash flows from investing activities
Decrease in bank deposits	2,801	10,167
Purchase of property and equipment	-	(3)
Net cash provided by investing activities	2,801	10,164

Cash flows from financing activities

Issuance of Shares, net of issuance expenses	132	1,368
Net cash provided by financing activities	132	1,368

Decrease in cash, cash equivalents and restricted cash	(4,258)	(3,140)

Cash, cash equivalents and restricted cash at beginning of period	9,368	13,596

Cash, cash equivalents and restricted cash at end of period	5,110	10,456

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General

A.
Chemomab Therapeutics Ltd. (the “Company") is an Israeli-based company incorporated under the laws of the State of Israel in September 2011. The Company’s registered office is located in Kiryat Atidim, Tel Aviv, Israel. The Company is a clinical-stage biotech company discovering and developing innovative therapeutics for conditions with high-unmet medical need that involve inflammation and fibrosis. The wholly owned subsidiaries of the Company are: Chemomab Ltd. ("Chemomab"), Chemomab Therapeutics Israel Ltd. and Chemomab Therapeutics Inc.

The Company currently has no products approved for sale. The Company’s operations are funded primarily by its Shareholders. The Company has incurred operating losses in each year since its inception and does not expect to generate significant revenue unless and until it obtains marketing approval for its products. Continuation of the Company’s development programs depend on its future ability to raise sources of financing. The Company believes that following the fundraising closed on July 2024, its existing liquidity resources will enable it to fund its operations through the beginning of 2026 with the ability to perform cost reductions in order to extend the operations even further, if required to do so.

B.
In October 2023, the Company entered into an At the Market Offering Agreement (the "Roth ATM Agreement") with Roth Capital Partners, LLC, (“Roth”). According to the Roth ATM Agreement, the Company may offer and sell, from time to time, its ADSs having an aggregate offering price of up to $2,863,664 through Roth or the Roth ATM Agreement. From October 30, 2023, through June 30, 2024, the Company issued 1,954,455 ADSs at an average price of approximately $0.95 per ADS under the Roth ATM Agreement, resulting in net proceeds of $1,674 thousand.

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Basis of Presentation and Significant Accounting Policies

A.	Basis of Preparation

The condensed interim consolidated financial statements included in this quarterly report are unaudited. These financial statements have been prepared in accordance with U.S. GAAP and applicable rules and regulations of the SEC regarding interim financial reporting and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for a fair statement of the Company’s financial position as of June 30, 2024, and its results of operations for the six and three months ended June 30, 2024, and 2023, changes in shareholders’ equity for the six and three months ended June 30, 2024 and 2023, and cash flows for the six and three months ended June 30, 2024 and 2023. The results of operations for the six and three months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any other future annual or interim period. These financial statements should be read in conjunction with the audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023. The Company’s significant accounting policies are disclosed in the audited financial statements for the year ended December 31, 2023 included in the Company’s Annual Report on Form 20-F. Since the date of such financial statements, there have been no changes to the Company’s significant accounting policies.

B.	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Note 3 - Contingencies

During 2022, the Israeli tax authority ("ITA”) notified the Company that it had initiated a routine VAT audit to include tax years 2017 through 2022. The ITA raised several claims, mainly in respect with the recoverability of VAT related to the Merger Agreement expenses and the classification of the Company as a holding company. In July 2022, the ITA proposed a settlement, which the Company rejected. As a result, the ITA issued an assessment. In November 2022, the Company filed an appeal to the ITA’s assessment. The Company has recorded a provision in 2022 that is inherently subjective due to the inherent uncertainty of these matters and the judicial process, therefore, the outcome may differ from the estimated liability recorded by the Company during 2022.

In October 2023 the ITA rejected the Company’s appeal on the assessment. The Company filed an appeal to the Israeli district court. Based on the consultancy of its tax advisors, the Company estimates that the amount of provision recorded in 2022 remains adequate.

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
(FORMERLY ANCHIANO THERAPEUTICS LTD.)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Subsequent events

On July 25, 2024, the Company entered into Securities Purchase Agreements with existing and new investors of the Company (the "Purchasers"), pursuant to which the Company agreed to sell $10.0 million of its ADSs in a private placement transaction, (or "The Private Placement"). The Private Placement closed on July 30, 2024, at which time the Company sold to the Purchasers 4,148,867 ADSs together with pre-funded warrants to purchase up to 3,948,300 ADSs at an exercise price of $0.0001 per ADS. The Private Placement did not include any warrant coverage or other dilutive terms.